SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Macerich Property Management Company Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 26th day of June 2003, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT COMPANY PROFIT SHARING PLAN

By:	By: /s/ Richard A. Bayer
Richard A. Bayer, Trustee

By:	By: /s/ Arthur M. Coppola
Arthur M. Coppola, Trustee

By:	By: /s/ Thomas E. O’Hern
Thomas E. O’Hern, Trustee

2

EXHIBIT INDEX

(a)  Exhibits

Number	Description

23	Consent of Independent Accountants

99	Section 906 Certification of Thomas E. O’Hern, Chief Executive Officer and Matthew J. Mason, Chief Financial Officer of the Plan

3

THE MACERICH

PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2002

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Independent Auditors’ Report

To the Administrative Committee of

The Macerich Property Management Company Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the changes in the net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California
June 24, 2003

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	December 31
	2002	2001
ASSETS

INVESTMENTS, at fair value
Alger Capital Appreciation Fund	—	$364,840
Brinson Tactical Allocation Fund	$1,910,768	—
Dreyfus Premier Large Company Stock Fund	720,800	—
Europacific Growth Fund	1,465,035	—
Fidelity Puritan Fund	—	47
Fidelity Growth and Income Fund	—	3,791,942
Franklin Growth Fund	45,200	—
Goldman Sachs Capital Growth Fund	—	606,360
Macerich Company Common Stock Fund	427,745	293,486
Massachusetts Investors Growth Stock Fund	787,275	—
MFS Fixed Fund	1,984,937	—
MFS Government Securities Fund	1,245,956	—
MFS New Discovery Fund	344,801	—
MFS Total Return Fund	1,308,407	—
Mutual Qualified Fund	758,530	—
Putnam Global Growth Fund	—	1,667,353
Reliastar Balanced Value Fund	—	1,737,953
Reliastar Fixed Interest Fund	—	2,268,537
Salomon Brothers Capital Fund	—	705,738
Templeton Foreign Fund	436,764	—
Washington Mutual Investors Fund	754,967	—
	12,191,185	11,436,256

RECEIVABLES
Participants’ contribution	9,000	—
Employer contribution	1,195,226	1,059,179

Total Assets	$13,395,411	$12,495,435

LIABILITIES

BENEFITS PAYABLE	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$13,395,411	$12,495,435

The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

For the Year Ended December 31, 2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$1,195,226
Participants’ contribution	2,316,632
Investment income:
Dividend and interest income	264,964
3,776,822

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation of fair value of investments	1,679,819
Benefits paid to participants	1,197,027

NET INCREASE IN PLAN NET ASSETS	899,976

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	12,495,435

END OF YEAR	$13,395,411

The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company LLC and participating affiliates (the “Company”, the “Employer” and the “Plan Administrator”).  The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 28, 2002, the Plan’s investments, at the direction of the Plan committee, were moved from Reliastar Life Insurance Company and placed with MFS Heritage Trust Company.  In connection with the move to MFS Heritage Trust Company, except for The Macerich Company Common Stock Fund, all investments offered through Reliastar Insurance Company were no longer offered and replaced with the following:  Washington Mutual Investors Fund, Massachusetts Investors Growth Fund, Dreyfus Premier Large Company Fund, Franklin Growth Fund, Brinson Tactical Allocation Fund, MFS Total Return Fund, Mutual Qualified Fund, MFS New Discovery Fund, EuroPacific Growth Fund, Templeton Foreign Fund, MFS Government Securities Fund, and MFS Fixed Fund.

In connection with the termination of the Reliastar Fixed Interest Fund, Reliastar charged a market value adjustment, which the Company paid.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O’Hern, officers of the Company.  Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records.  The committee approved MFS Heritage Trust Company (the “Custodian”) to receive plan contributions from the Company and invest and safeguard the Plan’s assets held for investment purposes as directed by the committee.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available.  The plan was amended on December 1, 2000 to change the plan entry periods.  Effective January 1, 2001, an eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, which follows satisfaction of the eligibility requirements.

The Plan permits employees of newly acquired properties credit for years of service earned prior to Macerich’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 15% of their salary, as defined in the Plan.  The Company may make discretionary contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments.  In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants’ compensation for any Plan year.  For the year ended December 31, 2002 the Company contributed three percent (3%) of the participants’ compensation totaling $1,195,226.

Vesting Provisions

The Plan was amended on December 1, 2000 to change the vesting provisions.  Company contributions to the Plan became 100% vested as of January 1, 2001.

Forfeitures

Participants who terminated employment prior to January 1, 2001, and not fully vested under the terms of the Plan up to that date, forfeit all non-vested benefits, as defined in the Plan. Forfeitures are generally added to the profit sharing contributions made by the Company for the following plan year, and are allocated proportionately to all eligible participants based on pay.  For the year ended December 31, 2002, forfeitures of $19,528 were allocated to eligible participants’ accounts

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted and defined under the Plan.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for Hardships, as defined in the Plan.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund.  For the year ended December 31, 2002, there were no administrative expenses paid from the Plan trust fund.  The investment options have certain management fees, which reduce the overall return on assets.  The net depreciation on investments is reflected net of the management fees.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value, and guaranteed insurance contracts are at contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the custodian using fair value.  Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for benefits, and not as liabilities of the Plan.  Included in net assets available for plan benefits at December 31, 2002, are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3:  INVESTMENTS

Participants may choose to direct the investments of their accounts from the following:

Brinson Tactical Allocation Fund

Brinson Tactical Allocation fund uses an asset allocation model to set the levels of stocks, notes and cash.  The model weighs expected earnings growth, stock prices and short-term interest rates in setting its asset allocation.

Dreyfus Premier Large Company Stock Fund

Dreyfus Premier Large Company Stock Fund seeks capital appreciation and income.  The fund invests at least 65% of assets in a blended portfolio of growth and value stocks chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.  It invests in companies and industries whose sector weightings and risk characteristics, such as growth, size, quality and yield, are similar to those of the S&P 500.

EuroPacific Growth Fund

EuroPacific Growth Fund seeks long-term of capital.  The fund invests primarily in equity securities of issuers domiciled in Europe or the Pacific Ram.  It may also invest in convertible securities and straight debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade.

Franklin Growth Fund

The fund seeks capital appreciation; current income is a secondary consideration.  The fund will normally invest in equity securities of companies that are leaders in their industries.  It may invest up to 40% of assets in smaller companies, as well as in new and emerging industries where growth is expected to be above average.

Macerich Company Common Stock Fund

This Fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest.  The Fund allows Plan members the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of deferrals to the purchase of this investment.

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income, rather than current income.  The fund invests primarily in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth.  It may invest up to 35% of assets in foreign securities.  It may also invest in securities issued in emerging markets.

MFS Fixed Fund

MFS Fixed Fund is a stable value open-end collective investment trust.  The investment objective of the fund is to earn a current income stream that is relatively consistent over time.  The fund strives to maintain a stable $1 unit value (although this is not guaranteed) and has the potential for higher income than a money market fund.

MFS Government Securities Fund

MFS Government Securities Fund seeks current income and preservation of principal.  The fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities.  It may invest a significant portion of assets in Government National Mortgage Association certificates.

MFS New Discovery Fund

MFS New Discovery Fund seeks capital appreciation.  The fund normally invest at least 65% of assets in equities of companies that the advisor believe have superior growth prospects.  It general focuses on companies with small market capitalization’s relative to the companies in the Russell 2000 Index.  It may also invest in fixed-income securities including up to 10% of assets rated BB or lower.  The fund may invest up to 20% of assets in foreign securities not traded on a U.S. exchange.

MFS Total Return Fund

MFS Total Return Fund generally maintains 40% to 75% of assets in equity securities.  It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB.  The fund may invest of to 20% in foreign securities, including Brady Bonds.

Mutual Qualified Fund

Mutual Qualified Fund seeks capital appreciation; income is secondary.  The fund invests primarily in common and preferred sticks, and debt of any credit quality.  The advisor seeks securities that it believes are selling at prices below their intrinsic value.  The fund may also invest in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

Templeton Foreign Fund

Templeton Foreign Fund seeks long-term capital growth.  The fund invests primarily in stocks and debt securities of companies and governments outside of the United States.  It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped.  The fund generally invests up to 25% of assets in foreign debt securities.

Washington Mutual Investors Fund

Washington Mutual Investors Fund seeks income and the opportunity for growth of principal.  The fund invests in common stocks or equivalent securities.

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2002.

Brinson Tactical Allocation Fund	$1,910,768
Dreyfus Premier Large Company Stock Fund	$720,800
EuroPacific Growth Fund	$1,465,035
Massachusetts Investors Growth Stock Fund	$787,275
MFS Government Securities Fund	$1,245,956
MFS Fixed Fund	$1,984,937
MFS Total Return Fund	$1,308,407
Mutual Qualified Fund	$758,530
Washington Mutual Investors Fund	$754,967

For the year ended December 31, 2002 net depreciation on registered investment companies was $1,726,432 and net appreciation on the Macerich Company Common Stock Fund was $46,613.

NOTE 4:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 5:  NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2002, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations and therefore, constitute the lending of monies from the Plan to the Company.  These non-exempt transactions are detailed in the attached Schedule II.  All monies were deposited to the trust, however, earnings on the loans of $272 remains outstanding and due as of December 31, 2002.

NOTE 6:  SUBSEQUENT EVENT

On January 1, 2003, the Plan added the Cohen & Steers Equity Income Fund.  The investment objective of this fund is high current income through investment in real estate securities.  A real estate company generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate.  Also, effective January 1, 2003, the Plan did not allow for any future contributions to be made to the Franklin Growth Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

EIN 95-4203908 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

EIN 95-4203908 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2002

Identity of Issuer	Description of Investment	Market Value
Brinson	Brinson Tactical Allocation Fund	$1,910,768
Dreyfus	Dreyfus Premier Large Company Stock Fund	720,800
Franklin	Franklin Growth Fund	45,200
Capital	EuroPacific Growth Fund	1,465,035
Macerich *	Macerich Company Common Stock Fund	427,745
MFS *	Massachusetts Investors Growth Stock Fund	787,275
MFS *	MFS Government Securities Fund	1,245,956
MFS *	MFS Fixed Fund	1,984,937
MFS *	MFS New Discovery Fund	344,801
MFS *	MFS Total Return Fund	1,308,407
Franklin	Mutual Qualified Fund	758,530
Templeton	Templeton Foreign Fund	436,764
Capital	Washington Mutual Investors Fund	754,967
	Total	$12,191,185

*Indicates a party-in-interest

The accompanying notes are an integral part of this supplemental schedule.

THE MACERICH PROPERTY MANAGEMENT COMPANY

PROFIT SHARING PLAN AND TRUST

EIN 95-4203908 PLAN NO. 001

SCHEDULE OF NONEXEMPT TRANSACTIONS WITH

A PARTY-IN-INTEREST

DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, Employer, or other Party-In-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Amount Loaned	Interest Incurred On Loan

The Macerich Company	Plan Sponsor	Lending of funds during the calendar year ended 2002 from the Plan to the Sponsor (Contributions not timely remitted to the Plan) at various dates at a rate of return of 33%:	$9,000	$272

The accompanying notes are an integral part of this supplemental schedule.